Campbell & Company, Inc.
2850 Quarry Lake Drive
Baltimore, Maryland 21209

Via Edgar

June 25, 2010

Securities and Exchange Commission
100 F Street N.E.
Washington D.C. 20549

Re: Campbell Alternative Asset Trust

Request to Withdraw Post-Effective Amendment Nos. 13 and 14
to the Registration Statement on Form S-1 (AW) SEC File Number: 333-74014

Ladies and Gentlemen:

Pursuant to Rule 477(a) under the Securities Act of 1933, Campbell Alternative Asset Trust (the “Registrant”) requests withdrawal of its Post-Effective Amendment No. 13 and 14 to the Registration Statement on Form S-1 (File No. 333-74014), together with all amendments and exhibits thereto (the “Amendments”).  The Registrant confirms that no securities have been sold in the offering covered by the Amendments.

The Registrant is requesting withdrawal of the Amendments because it intends on filing a new registration statement on Form S-1.  The Registrant believes that withdrawal of the Amendments is consistent with the public interest and the protection of investors.

If you have any questions regarding this application for withdrawal, please contact the undersigned at (410) 413-2600.

Very truly yours,

CAMPBELL & COMPANY, INC., as Managing Owner

By:	/s/ Theresa D. Becks
Name: Theresa D. Becks Title: President, Chief Executive Officer and Director (Principal Executive Officer)

By:	/s/ Gregory T. Donovan
Name: Gregory T. Donovan Title: Chief Financial Officer (Principal Financial Officer)